

July 6, 2017

Mark Smith
Chief Financial Officer
Enstar Group Limited
Windsor Place, 3rd Floor
22 Queen Street
Hamilton HM JX
Bermuda

   Re: Enstar Group Limited
     Form 10-K for the Fiscal Year Ended December 31, 2016
     Filed February 27, 2017
     File No. 001-33289

Dear Mr. Smith:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to the Consolidated Financial Statements
Note 11. Loss and Loss Adjustment Expenses, page 151

1. Please tell us where you have provided the disclosures required by ASC 944-40-50-4F regarding the methodologies for determining the total of incurred by not reported (IBNR) plus expected development on reported claims and calculating cumulative claim frequency information.

2. Your table on page 166 quantifies the current period net incurred losses and loss adjustment expenses (LAE), net of reinsurance for StarStone as $415,829,000 for the year ended December 31, 2016. However, your table on page 167 quantifies the incurred

losses and allocated LAE, net of reinsurance, for 2016 as $271,950,000. Please tell us the difference in the basis for these two amounts, and provide a schedule of the components of the difference.

3.   On page 167 you state that your StarStone segment comprises 18% of the consolidated liability for losses and LAE as at December 31, 2016 and therefore has not been disaggregated further for the purposes of presenting the accident year disclosures. We noted the table on page 91 of the StarStone segment liability for losses and LAE by type of exposure. Please tell us your basis for aggregating the information. Refer to ASC 944-40-50-4H and implementation guidance under ASC 944-40-55-9A through C.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you have questions regarding the comments.

Division of Corporation Finance
Office of Healthcare and
Insurance